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                                 October 5, 2009



Mr. Richard Pfordte
Ms. Kimberly Browning
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

                           RE:      Claymore Dividend & Income Fund
                                    Preliminary Proxy Statement
                                    --------------------------------------------

Dear Sir and Madam:

     Thank you for your telephonic comments regarding the Preliminary Proxy Statement (the "Preliminary Proxy Statement") of Claymore Dividend & Income Fund, filed with the Securities and Exchange Commission (the "Commission") on September 15, 2009 pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the General Rules and Regulations of the Commission promulgated thereunder (the "General Rules and Regulations"). On behalf of the Fund, we have summarized your comments to the best of our understanding, below which we have provided responses to those comments. Where changes were necessary in response to your comments, they are reflected in the Fund's Definitive Proxy Statement (the "Definitive Proxy Statement"), which will be filed pursuant to Section 14(a) and the General Rules and Regulations on or about October 5, 2009.


     1. IN THE Q&A SECTION OF THE PROXY STATEMENT, ADD A QUESTION AND ANSWER REGARDING THE ANTICIPATED TIMING OF THE CONSUMMATION OF THE TRANSACTION.


     The Fund has added a question and answer to state that the Adviser anticipates that the Transaction will close prior to the date of the Annual Meeting.


     2. WITH RESPECT TO THE DESCRIPTIONS OF THE CURRENT ADVISORY AGREEMENT AND NEW ADVISORY AGREEMENT, REVISE DISCLOSURE THROUGHOUT THE PROXY STATEMENT TO STATE THAT THERE ARE "NO MATERIAL DIFFERENCES" BETWEEN SUCH AGREEMENTS, INSTEAD OF THAT SUCH AGREEMENTS ARE "SUBSTANTIALLY SIMILAR" OR "SUBSTANTIALLY IDENTICAL."

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Securities and Exchange Commission
October 5, 2009
Page 2

     The Fund has made the requested revisions throughout the Proxy Statement where applicable.


     3. WITH RESPECT TO THE DESCRIPTIONS OF THE DVM SUB-ADVISORY AGREEMENT AND MANNING & NAPIER SUB-ADVISORY AGREEMENT, REVISE DISCLOSURE THROUGHOUT THE PROXY STATEMENT TO STATE THAT THERE ARE "NO MATERIAL DIFFERENCES" BETWEEN SUCH AGREEMENTS, INSTEAD OF THAT SUCH AGREEMENTS ARE "SUBSTANTIALLY SIMILAR" OR "SUBSTANTIALLY IDENTICAL."


     The Fund has made the requested revisions throughout the Proxy Statement where applicable.


     4. WITH RESPECT TO THE FEE WAIVERS BY DVM AND MANNING & NAPIER, ADD DISCLOSURE THROUGHOUT THE DOCUMENT WHERE APPROPRIATE THAT FEE WAIVERS BY A SUB-ADVISER BENEFIT THE ADVISER BECAUSE THE SUB-ADVISORY FEE IS PAID BY THE ADVISER, AND WHETHER SUCH WAIVERS WILL INDIRECTLY BENEFIT THE FUND.


                  The Fund has added the requested disclosure throughout the Proxy Statement where applicable.


         5. WITH RESPECT TO VOLUNTARY FEE WAIVERS, ADD DISCLOSURE THROUGHOUT THE DOCUMENT WHERE APPROPRIATE THAT SUCH FEE WAIVERS MAY BE TERMINATED AT ANY TIME.


                  The Fund notes that the waiver of a portion of the advisory fee by the Adviser until January 27, 2011 was mischaracterized as a voluntary waiver in the Preliminary Proxy Statement. Such waiver is in fact a contractual waiver which may not be terminated by the Adviser at any time. The Fund has revised disclosure throughout the Proxy Statement to accurately describe this waiver.


         6. UNDER "PROPOSAL 1: APPROVAL OF NEW ADVISORY AGREEMENT -- BACKGROUND AND THE TRANSACTION" DISCLOSURE STATES THAT THE TRANSACTION INVOLVES CLAYMORE GROUP. CONFIRM THAT THE FUND IS NOT A PARTY TO THE TRANSACTION.


     Claymore Group is a defined term referring to Claymore Group Inc., the parent of the Fund's investment adviser, Claymore Advisors, LLC. The Fund itself is not a party to the Transaction.


     7. UNDER "PROPOSAL 1: APPROVAL OF NEW ADVISORY AGREEMENT - CURRENT ADVISORY AGREEMENT" DEFINE OR CROSS REFERENCE TO A DEFINITION OF "MANAGED ASSETS."


     The Fund has added the definition of "Managed Assets."


     8. ADD DISCLOSURE TO STATE WHETHER THE DEFINITION OF "MANAGED ASSETS" IS THE SAME UNDER THE CURRENT ADVISORY AGREEMENT AND THE NEW ADVISORY AGREEMENT.

Securities and Exchange Commission
October 5, 2009
Page 3

     The Fund has added disclosure to clarify that the definition of Managed Assets is the same under the Current Advisory Agreement, the Interim Advisory Agreement and the New Advisory Agreement.


     9. IN DEFINING "MANAGED ASSETS" DISCLOSE WHETHER "FINANCIAL LEVERAGE," AS SUCH TERM IS USED IN THE DEFINITION OF MANAGED ASSETS, INCLUDES ALL FORMS OF LEVERAGE.


     The Fund has added disclosure to clarify that Managed Assets shall include assets attributable to financial leverage of any kind, including, without limitation, borrowing (including through a credit facility, the issuance of debt securities or the purchase of residual interest bonds), the issuance of preferred securities, the reinvestment of collateral received for securities loaned in accordance with the Fund's investment objectives and policies, and/or any other means.


     10. UNDER "PROPOSAL 1: APPROVAL OF NEW ADVISORY AGREEMENT -- SECTION 15(F) OF THE 1940 ACT," AFFIRMATIVELY STATE THAT THE BOARD HAS CONCLUDED NO UNFAIR BURDEN WOULD BE IMPOSED ON THE FUND AS A RESULT OF THE TRANSACTION.


     The Fund has added disclosure that the Adviser and Guggenheim entities represented to the Board that no unfair burden would be imposed on the Fund as a result of the Transaction. While the agreement between Claymore and Guggenheim that they would use reasonable best efforts to ensure that there is no unfair burden imposed on the Fund and their representation to the Board that no unfair burden would be imposed on the Fund were important factors in the Board's decision to approve the New Advisory Agreement, the Fund respectfully submits that Section 15(f) does not require the Board to make a specific finding that no unfair burden would be imposed. Instead, Section 15(f) operates as a safe harbor for investment advisers to investment companies in connection with the receipt of benefits by an investment adviser from a sale of securities or other interest in such investment adviser resulting in assignment of an investment advisory contract. The availability of this safe harbor depends not upon any finding by the Fund's Board but upon a factual determination that the conditions of the Section have in fact been met, including that no undue burden has been imposed on the Fund.


     11. CONFIRM SUPPLEMENTALLY THAT THE FUND DOES NOT UTILIZE AFFILIATED BROKERAGE.


     The Fund discloses under "Additional Information--Affiliated Brokers" that during the fiscal year ended October 31, 2008, the Fund paid no commissions to affiliated brokers. The Fund does not utilize any brokers affiliated with the Adviser, Guggenheim or Manning & Napier.


     12. UNDER "PROPOSAL 1: APPROVAL OF NEW ADVISORY AGREEMENTS -- BOARD CONSIDERATIONS--CURRENT ADVISORY AGREEMENT" REVISE DISCLOSURE TO CLARIFY WHAT IS MEANT BY THE STATEMENT THAT THE BOARD "CONSIDERED THE PARENT COMPANY'S GUARANTY OF THE ADVISER'S OBLIGATIONS UNDER THE CURRENT ADVISORY AGREEMENT."

Securities and Exchange Commission
October 5, 2009
Page 4

     The Fund has revised disclosure to state that the Board "considered the parent company's commitment of financial support with respect to the Adviser."


     13. UNDER "PROPOSAL 2: APPROVAL OF MANNING & NAPIER SUB-ADVISORY AGREEMENT--SUB ADVISORY FEE" EXPLAIN WHAT IS MEANT BY THE STATEMENT "NET OF ANY WAIVERS OR REIMBURSEMENTS BY THE FUND."


     The DVM sub-advisory fee was equal to a fixed percentage of the advisory fee received by the Adviser from the Fund after giving effect to, among other things, waivers of fees or reimbursements of expenses of the Fund by the Adviser. The relevant disclosure has been revised to clarify this arrangement.


     14. WITH RESPECT TO THE SUB-ADVISORY FEE, EXPLAIN SUPPLEMENTALLY WHETHER THE FACT THAT THE DVM SUB-ADVISORY FEE WAS CALCULATED AS A PERCENTAGE OF MONTHLY FEES RECEIVED BY THE ADVISER WHEREAS THE MANNING & NAPIER SUB-ADVISORY FEE IS CALCULATED AS A PERCENTAGE OF THE FUND'S AVERAGE DAILY MANAGED ASSETS COULD RESULT IN A DIFFERENCE BETWEEN SUCH FEES DUE TO THE DIFFERENT PERIODS OVER WHICH SUCH FEES ARE CALCULATED AND WHETHER ADDITIONAL DISCLOSURE IS REQUIRED IN THE PROXY STATEMENT.

     As disclosed in the Proxy Statement, "the sub-advisory fee rate paid to Manning & Napier is intended to equal the sub-advisory fee rate paid to DVM... although the method by which the fee is calculated differs." The DVM sub-advisory fee was calculated as a fixed percentage of the monthly advisory fees received by the Adviser. The advisory fee received by the Adviser was, and continues to be, calculated based on the average daily Managed Assets of the Fund. Therefore, as the DVM fee was a fixed percentage of the total pool of advisory fees received by the advisory in a given month and such advisory fee was based on the average daily Managed Assets of the Fund, the DVM fee was indirectly based on the average daily Managed Assets of the Fund. The Manning & Napier sub-advisory fee is expressed as a percentage of average daily Managed Assets of the Fund. Therefore, with respect to both the DVM fee and the Manning & Napier Fee, the fee was ultimately determined by the average daily Managed Assets of the Fund (directly for Manning & Napier and indirectly for DVM). Therefore, the Fund respectfully submits that further disclosure is not required in the Proxy Statement.

     15. EXPLAIN SUPPLEMENTALLY THE ALLOCATION OF COSTS ASSOCIATED WITH THE PROXY STATEMENT.


     The costs associated with the preparation and mailing of a proxy statement and solicitation of votes for a shareholder meeting are ordinarily a regular operating expense of the Fund. However, because Proposal 1 is required only because of the change in control of the Adviser, the Adviser and/or Guggenheim have agreed to pay the costs associated with Proposal 1. Thus, the increased costs (including legal fees, printing costs, mailing costs and solicitation costs) that are incurred as a result of the inclusion of Proposal 1 in the Fund's proxy statement will be allocated to the Adviser and/or Guggenheim. The amount of such costs will be determined based on a comparison of (i) the costs of the Proxy Statement, (ii)

Securities and Exchange Commission
October 5, 2009
Page 5

the costs of previous proxy statements for regular annual meetings of the Fund and (iii) the costs of proxy statements of other funds in the fund complex obtaining approval of new advisory agreements in connection with the change of control of the Adviser as well as an analysis of the incremental costs attributable to Proposal 1. Such amount will be agreed upon by the Adviser and the Board, on behalf of the Fund.


     All other costs associated with the preparation and mailing of the Proxy Statement and solicitation of shareholder votes not attributable to Proposal 1 will be borne by the Fund. Costs associated with the retention of a new sub-adviser approved by the Fund's Board and with the annual election of trustees (Proposals 2 and 3, respectively) are expenses of the Fund. However, pursuant to the Manning & Napier Sub-Advisory Agreement, Manning & Napier has agreed to set off costs associated with the change of the Fund's sub-adviser, which costs may include costs associated with the Proxy Statement thereby reducing the total expenses ultimately borne by the Fund. This set off provision is discussed in further detail below.


     16. UNDER "PROPOSAL 2: APPROVAL OF MANNING & NAPIER SUB-ADVISORY AGREEMENT--SUB ADVISORY FEE" DISCLOSE WHO BENEFITS FROM MANNING & NAPIER'S AGREEMENT TO SET OFF COSTS ASSOCIATED WITH THE CHANGE OF THE FUND'S INVESTMENT SUB-ADVISER IN AN AMOUNT NOT TO EXCEED $50,000 AGAINST AMOUNTS OWED BY THE ADVISER TO MANNING & NAPIER UNDER THE MANNING & NAPIER SUB-ADVISORY AGREEMENT."


     The Fund has added disclosure to clarify that the set off of costs will indirectly benefit the Fund because the Adviser, who is the direct beneficiary of such set off as the sub-advisory fee is paid by the Adviser, has agreed to waive an amount of its advisory fee equal to the amount of the sub-advisory fee set off by Manning & Napier.


     17. PLEASE DISCUSS SUPPLEMENTALLY SUCH SET OFF BY MANNING & NAPIER AND WHETHER IT RAISES CONCERNS UNDER THE 1940 ACT OR GENERAL PRINCIPLES OF FIDUCIARY DUTIES.


     Manning & Napier has, in effect, agreed to waive a portion of its sub-advisory fees in an amount equal to the costs associated with the change of the Fund's investment sub-adviser in an amount not to exceed $50,000 provided that shareholders approve Manning & Napier as sub-adviser. Such set off of will indirectly benefit the Fund because the Adviser, who is the direct beneficiary of such set off as the sub-advisory fee is paid by the Adviser, has agreed to waive an amount of its advisory fee equal to the amount of the sub-advisory fee set off by Manning & Napier. Such set off is contingent on shareholders approving a sub-advisory agreement with Manning & Napier. Absent shareholder approval, Manning & Napier will not be able to continue serving as the Fund's investment sub-advisory and receiving sub-advisory fees against which set amounts would be set off.


     While this fee reduction may influence shareholders to vote in favor of approval of the Manning & Napier Sub-Advisory Agreement, the Fund does not believe that such an arrangement violates the 1940 Act or the general fiduciary duties of an investment adviser to an investment

Securities and Exchange Commission
October 5, 2009
Page 6

adviser. The amount of the advisory fee, including contractual waivers or reimbursements of fund expenses, is of particular relevance for a board and shareholders in deciding whether to approve a given advisory contract. In fact, one of the reasons the 1940 Act requires advisory contracts to be approved by boards of trustees and shareholders is to encourage boards of trustees to negotiate fee rates and to allow the market to act as a check on fees charged by advisers. In hiring Manning & Napier, the Board and the Adviser did exactly that in negotiating certain waivers, set offs and reductions in the fee to be charged by Manning & Napier intended to ensure that shareholders are not adversely affected by the Fund's decision to change sub-advisers. The structure of the sub-advisory fee to be charged by Manning & Napier was disclosed to and considered by the Board and is thoroughly disclosed in the Proxy Statement. Shareholders will vote for or against the sub-advisory contract with Manning & Napier based on the totality of the information provided, including the sub-advisory fee (taking into account the base fee and applicable waivers and set offs).


     18. WITH RESPECT TO TELEPHONE AND INTERNET VOTING, ADD DISCLOSURE WITH REGARD TO (I) SECURITY PROCEDURES AND (II) WHETHER SHAREHOLDERS WHO HAVE VOTED BY PHONE OR INTERNET CAN REVOKE THEIR VOTES, INCLUDING BY ATTENDING THE MEETING AND VOTING IN PERSON.


                  The Fund has added the requested disclosure.

                                    * * * * *


     The adequacy and accuracy of disclosure in the filing is the responsibility of the Fund. The Fund acknowledges that comments of the staff of the Commission acting pursuant to delegated authority in reviewing the filing or changes to disclosure in response to such comments do not foreclose the Commission from taking any action with respect to the filing. The Fund acknowledges that comments of the staff of the Commission acting pursuant to delegated authority in reviewing the filing or changes to disclosure in response to such comments may not be asserted as a defense in any proceeding which may be brought by the Commission or any person under the United States federal securities laws with respect to this matter. The Fund acknowledges that comments of the staff of the Commission acting pursuant to delegated authority in reviewing the filing or changes to disclosure in response to such comments does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosures in the filing.


     Should you have any additional comments or concerns, please do not hesitate to contact me at (312) 407-0570.


                                              Sincerely,

                                              /s/ Thomas A. Hale
                                              ----------------------------------

                                              Thomas A. Hale